MOL HUNGARIAN OIL AND GAS PLC.
Finance

02 SEP 10 AM 11:00

22nd August, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

02049903

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

dlw 9/17

Enclosure

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

22 August, 2002

Purchase of treasury shares

MOL Hungarian Oil and Gas Company announces that based on the share purchase order made on 2 August 2002 in the period between 13 August 2002 and 19 August 2002 229,742 treasury shares were purchased.

For further information, please contact:

György Felkai	MOL Communication	+ 36 1 464 1016
Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924